EXHIBIT 21.1

Subsidiaries of Mobilepro Corp.

Subsidiary	Jurisdiction of Incorporation
DFW Internet Services, Inc.	Texas
NeoReach, Inc.	Delaware

Subsidiaries of DFW Internet Services, Inc.

Subsidiary	Jurisdiction of Incorporation
Internet Express, Inc.	Texas
August.net Services, Inc.	Delaware
ShreveNet, Inc.	Delaware